UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41658

Lucas GC Limited

(Exact name of registrant as specified in its charter)

Room 5A01, 4th Floor

Air China Building, Xiaoyun Road

Sanyuanqiao, Chaoyang District

Beijing 100027, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Explanatory Note

This report on Form 6-K and the attached Exhibit 99.1 are incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-286651) and registration statement on Form S-8 (File No. 333-283728), as amended, and into each prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Exhibits Index

Exhibit No.	Description
99.1	Press Release - Lucas GC Limited Announces 1H 2025 Financial Results: Revenue at US$54.01 million with Increases in Gross Margin

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2025

Lucas GC Limited

By:	/s/ Howard Lee
Name:	Howard Lee
Title:	Chief Executive Officer and Chairman of the Board of Directors